J.P. MORGAN U.S. SECTOR ROTATOR 5 INDEX (SERIES 1) PERFORMANCE DETAILS

February 2015

J.P.Morgan

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Performance Details

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Performance – Bloomberg JPUSSC5E Index

2005	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSSC5E Index	-1.48%	0.47%	-0.53%	1.24%	0.88%	0.16%	1.69%	-0.88%	-1.09%	-0.94%	0.31%	-0.19%	**-0.43%**
2006	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	1.26%	-0.41%	0.75%	0.22%	-1.28%	-0.51%	0.94%	0.83%	0.39%	1.69%	1.17%	-0.31%	**4.80%**
2007	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	1.35%	-1.24%	0.06%	1.14%	1.38%	-0.61%	0.66%	0.66%	0.56%	0.45%	-0.30%	-0.47%	**3.66%**
2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	-1.51%	-0.14%	0.03%	0.45%	0.49%	-1.09%	-0.63%	0.29%	-1.69%	-1.72%	0.83%	1.47%	**-3.24%**
2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	-0.06%	-1.57%	1.39%	1.39%	0.35%	0.08%	1.51%	0.78%	0.82%	-0.65%	1.53%	0.67%	**6.37%**
2010	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	-2.07%	0.53%	1.84%	1.41%	-2.20%	1.88%	1.02%	-0.59%	0.96%	1.14%	0.30%	1.40%	**5.64%**
2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	1.26%	1.34%	-0.06%	1.14%	0.78%	-0.92%	0.91%	-1.08%	-1.66%	0.89%	-0.14%	1.69%	**4.16%**
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	0.32%	1.04%	1.50%	0.03%	-0.21%	0.60%	0.33%	-0.34%	1.23%	-0.36%	0.20%	0.13%	**4.55%**
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	1.78%	0.43%	2.14%	1.91%	-1.18%	-0.41%	1.09%	-1.47%	1.67%	1.62%	0.91%	1.25%	**10.12%**
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSSC5E Index	-2.39%	1.25%	-0.07%	1.24%	0.65%	0.83%	-1.33%	2.16%	-0.43%	1.41%	0.97%	-0.38%	**3.88%**
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**YTD**
JPUSSC5E Index	-0.31%												**-0.31%**

J.P.Morgan

J.P. MORGAN U.S. SECTOR ROTATOR 5 INDEX (SERIES 1) PERFORMANCE DETAILS

Key Risks

- The J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") comprises notional assets and liabilities
- The Index may use leverage to increase the return from any Constituent because the sum of the weights of the Basket Constituents included in the synthetic portfolio underlying the Index may be greater than 100%, up to a maximum total weight of 220%. In particular, the use of leverage will magnify any negative performance of the relevant Constituents which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
- The levels of the Index will include the daily deduction of a fee of 0.50% per annum.
- There are risks associated with a momentum-based investment strategy- The Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.
- Correlation of performance among the Index constituents may reduce the performance of the Index.
- Our affiliate, JPMS plc, is the Index Sponsor and Index Calculation Agent and is responsible for calculating and maintaining the Index and developing guidelines and policies governing the Index. We and our affiliates are entitled to exercise discretion in good faith and a commercially reasonable manner in relation to the securities and the Index. JPMS plc is under no obligation to consider your interest as an investor with returns linked to the Index.
- The Index may not be successful, may not outperform any alternative strategy related to the Index constituents, or may not achieve its target volatility of 5%.
- The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Index constituents.
- Changes in the value of the Index constituents may offset each other.
- The Index was established on June 21, 2013 and has a limited operating history.

DISCLAIMER

J.P.Morgan